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                            February 13, 2023

       Ryan Maarschalk
       Chief Financial Officer
       Allied Corp.
       1405 St. Paul St., Suite 201
       Kelowna, BC, Canada V1Y 9N2

                                                        Re: Allied Corp.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2022
                                                            Response Dated
February 8, 2023
                                                            File No. 000-56002

       Dear Ryan Maarschalk:

               We have reviewed your February 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 3, 2023 letter.

       Form 10-K for the Fiscal Year Ended August 31, 2022

       Item 9A. Controls and Procedures, page 64

   1. We note your response to comment one. The disclosure included in your Forms 10-K and
                                                        10-Q does not address
Item 307 of Regulation S-K. Your disclosure addresses the
                                                        requirements in Item
308 of Regulation S-K regarding your internal control over financial reporting. In
accordance with Item 307 of Regulation S-K, please disclose the conclusions of your
principal executive and principal financial officers, or persons performing similar
functions, regarding the effectiveness of your disclosure controls and procedures.
Additionally, please be aware that Item 308 of Regulation S-K is only a fiscal year requirement (Form
10-K) while Item 307 of Regulation S-K is required for each
                                                        period covered by your
annual and interim period reports (Forms 10-K and 10-Q).
 Ryan Maarschalk
Allied Corp.
February 13, 2023
Page 2

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions.



FirstName LastNameRyan Maarschalk                       Sincerely,
Comapany NameAllied Corp.
                                                        Division of Corporation
Finance
February 13, 2023 Page 2                                Office of Trade &
Services
FirstName LastName